March 23, 2001





     AMERICA ONLINE AND VIVENDI UNIVERSAL ANNOUNCE AGREEMENT TO RESTRUCTURE
                             RELATIONSHIP IN FRANCE

            CEGETEL AND CANAL+ TO EXCHANGE 55% INTEREST IN AOL FRANCE
                       FOR PREFERRED SHARES IN AOL EUROPE




Paris, France and Dulles, VA, March 23 2001 -- America Online, Inc., a division of AOL Time Warner (NYSE: AOL), and Vivendi Universal (Paris Stock Exchange and
NYSE: V) today announced an agreement under which Vivendi Universal group companies (Cegetel and Canal+) will exchange their stake in the AOL France joint venture for shares in AOL Europe and the two companies will enter into other distribution and marketing activities.

Under the agreement, Cegetel and Canal+ will exchange their 55% share in AOL France for junior preferred shares in AOL Europe valued at $725 million. The preferred shares pay a 6% dividend. AOL Europe will redeem the preferred shares in April of 2003 with cash, publicly traded AOL Europe common stock or AOL Time Warner stock.

Philippe Germond, Chairman and Chief Executive Officer of Cegetel, Chairman and Chief Executive Officer of VivendiNet, stated, "This transaction allows us to achieve an excellent return on our investment in AOL France. And at the same time, it allows us to focus our resources on our own strategic objectives in the interactive medium and elsewhere as we pursue our goal of being the world's preferred creator and provider of personalized information, entertainment and services across a full range of platforms. Two-thirds of the value of this transaction will go to Cegetel, and will be used to finance the UMTS license in France, which will be entirely financed by Cegetel. Cegetel will remain a key telecom partner for AOL France."

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Michael Lynton, President of AOL International, said: "Following last year's agreement to restructure our joint venture in Europe with Bertelsmann, this transaction highlights America Online's increasing commitment to its international services, which are playing an ever-greater role in our subscriber growth. We are excited about the opportunity in France, where the market is moving rapidly to a flat-rate model and where AOL France has already added hundreds of thousands of new members through our flat-rate and other attractive pricing promotions. The new structure will benefit us as AOL France builds on that momentum by further leveraging AOL's expertise, global brand, worldwide partnerships and proven business model -- characterized by unmatched usage, genuine subscriber relationships, multiple revenue streams and the global scale. We are also happy to continue our strategic relationship with Vivendi Universal in a series of carriage and marketing agreements that allow both parties to benefit from our strong brands, network assets and combined reach around the world."

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal.